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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



04018809

SEC FILE NUMBER
8- 40944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Innovative Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___13555 Bishop's Ct. #120___
(No. and Street) MAR 7 2004

___Brookfield___   ___WI___   ___53005___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dalin Lindseth & CO S.C.___
(Name – if individual, state last, first, middle name)

___2323 N. Mayfair Rd L30___ ___Wauwatosa___ ___WI___ ___53226___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Erik A. Swenson___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Innovative Securities, Inc___ , as
of ___Dec 31.___ , 20 _03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

CHAD P. SWALHEIM
NOTARY PUBLIC
STATE OF WISCONSIN
Exp. 1-21-07

_____
Signature

___Executive VP___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INNOVATIVE SECURITIES, INC.

Financial Statement

December 31, 2003

Table of Contents

Independent Auditor's Report

February 2, 2004

To the Board of Directors
Innovative Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Innovative Securities, Inc. as of December 31, 2003 and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Securities, Inc. as of December 31, 2003, and the results of its operations, changes in financial position and cash flows for the year ended December 31, 2003 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Dalin Lindseth + Co., S.C.

Dalin Lindseth & Co., S.C.

INNOVATIVE SECURITIES, INC.
Statements of Financial Condition
(With auditors report of February 2, 2004)
As of December 31, 2003

ASSETS	2003	
Current Assets		
Cash	10,239	
Total Current Assets		10,239
Property, Plant and Equipment		
Office equipment (net of accumulated depreciation)	57	
Total Property, Plant and Equipment		57
Total Assets		10,296
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		-0-
Stockholder's Equity		
Common Stock - $1 par value, 56,000 shares authorized, 100 shares issued		100
Paid in Capital		11,900
Retained Earnings		1,603
Less: Treasury Stock		(3,307)
Total Stockholder's Equity		10,409
Total Liabilities and Stockholder's Equity		10,296

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Income
(With the auditor's report of February2, 2004)
For the year ended December 31, 2003

2003

		Percentage of Revenue
Revenues		
Commissions	310,695	
RR Fees	1,055	
	311,750	100.0
Expenses		
Bank Service Charges	53	-
Commissions	197,204	63.3
Consulting	84,029	27.0
Depreciation	113	-
Filing and Registration	2,080	.7
Labor – Contract	13,235	4.2
Memberships and Dues	150	-
Professional Fees	4,764	1.5
Rent	10,217	3.3
Travel and Entertainment	18	-
Total Expenses	311,863	100.0
Net Income (Loss)	(113)	00.0

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
(With the auditor's report of February 2, 2004)
For the year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance – January 1, 2003	100	11,900	1,716	(3,307)
Net Income (Loss)	-	-	(113)	-
Purchase of Treasury Stock	-	-	-	-
Balance – December 31, 2003	100	11,900	1,603	(3,307)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Schedule of Changes in Working Capital
(With the auditor's report of February 2, 2004)
For the year ended December 31, 2003

	Increase (Decrease) in Working Capital
Current Assets	
	2003
Cash	(10,239)
Current Liabilities	-0-
Net Change in Working Capital	(10,239)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Cash Flows
(With auditor's report of February 2, 2004)
For the year ended December 31, 2003

Cash flows from operating activities:	2003
Net Income (Loss)	(113)
Items Not Affecting Cash Balances: Depreciation	113
Net cash applied by operating activities	(0)
Cash, beginning of period	10,239
Cash, end of period	10,239

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Notes to Financial Statements
(With the auditor's report of February 2, 2004
For the year ended December 31, 2003

Note #1   Organization

The Company was incorporated on May 25, 1988 as a broker-dealer engaged in the business of selling securities. The Company was activated in March, 1989, as a wholly-owned subsidiary of Diversified Asset Corp. ("Diversified"). On December 31, 1991 the company purchased all outstanding shares from Diversified and sold these shares to: Duane Swenson (26%), Eric Swenson (26%), Gail Dallmann (24%), and Edward Broesamle (24%). On August 8, 2000, the Company entered into a Redemption Agreement with Mr. Broesamle to purchase all of his outstanding shares. Terms of the agreement called for 6 consecutive monthly payments of $551.20, starting in October of 2000, and ending in March, 2001. On August 17, 2001 Gail Dallman sold shares to Roy Hauswirth and Nancy Cleveland. As a result of the share activity in 2000 and 2001, ownership interest is as follows:

Duane Swenson	31 ½ %
Erik Swenson	31 ½ %
Gail Dallman	5 %
Roy Hauswirth	16 %
Nancy Cleveland	16 %

Note #2   Summary of Significant Accounting Policies

A.   Commission Revenue and Expense
Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

B.   Income Taxes
The Company uses the tax reduction method of recognizing tax credits in the years that they are utilized.

Note #3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall exceed 8 to 1 in the first twelve months of operations and 115 to 1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $10,296.00, which exceeded its required net capital of $5,000. The Company's net capital ratio at December 31, 2003 was 0 to 1.

Note #4   Related Party Transactions

Duane A. Swenson, Erik A. Swenson, Gail B. Dallmann Roy Hauswirth and
Nancy Cleveland are Directors and Shareholders of the Company.

The Company was involved in the following related party transactions in 2003:

	Commissions	Consulting	Total Paid
Paid to Erik A. Swenson	27,504.64	21,230.27	48,734.91
Paid to Duane A. Swenson	4,173.79	4,230.27	8,404.06
Paid to Gail B. Dallmann	-0-	671.47	671.47
Paid to Roy Hauswirth	-0-	28,748.71	28,748.71
Paid to Nancy Cleveland	-0-	29,148.71	29,148.71

INNOVATIVE SECURITIES, INC.
Schedule I
Computation of Net Capital and Other Required Information
Under Rule 15c3-1 of the Securities and Exchange Commission
(With the auditor's report of February 2, 2004)
As of December 31, 2003

Net Capital	2003
Total stockholder's equity	10,296
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	10,296
Deductions and/or charges:	-0-
Net Capital	10,296
Aggregate Indebtedness	-0-

Computation of Basic Net Capital Requirements

Minimum net capital required	5,000
Excess net capital at 1500%	10,296
Excess net capital at 1000%	10,296
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as required in Company's Part II (unaudited) FOCUS report	10,296
Net audit adjustments	-0-
Net Capital (per above)	10,296

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

February 2, 2004

To the Board of Directors
Innovative Securities, Inc.

We have audited the financial statements of Innovative Securities, Inc. for the year ended December 31, 2003 and have issued our report thereon dated February 2, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Innovative Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Innovative Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Dalin Lindseth & Co., S.C.